                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                                  FORM 11-K
                                ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934




      X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [Fee required]
              For the fiscal year ended December 31, 1993


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]
              For the transition period from _______________ to ______________


    Commission File Number:  1-5646


               Full title of the Plan and address of the Plan,
              if different from that of the issuer named below:

                      CLARK SAVINGS AND INVESTMENT PLAN


                  Name of the issuer of the securities held
                   pursuant to the Plan and the address of
                       its principal executive office:


                           CLARK EQUIPMENT COMPANY
                          100 North Michigan Street
                                P. O. Box 7008
                          South Bend, Indiana 46634












                                                      Total Number of Pages:  14
                                                      Exhibit Index at Page:  13

Attached hereto are the financial statements and schedules for the Clark Savings and Investment Plan ("Plan") prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

Exhibits

(24)  Consent of Price Waterhouse

         ************************************************************

                                  SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        CLARK SAVINGS AND INVESTMENT PLAN



                        By    /s/ Dennis D. Beehler
                             Dennis D. Beehler
                             Member, Administrative Committee



                        By    /s/ Nancy L. Boose
                             Nancy L. Boose
                             Member, Administrative Committee



                        By    /s/ Virginia A. Hippenmeyer
                             Virginia A. Hippenmeyer
                             Member, Administrative Committee



                        By    /s/ Richard J. Rosenthal
                             Richard J. Rosenthal
                             Member, Administrative Committee



                        By    /s/ Robert D. Johnson
                             Robert D. Johnson
                             Member, Administrative Committee


Date:  June 30, 1994









Clark Savings and
Investment Plan
Financial Statements
December 31, 1993 and 1992


















































                  Report of Independent Accountants




      To the Participants and Administrator
      of the Clark Savings and Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Clark Savings and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


      /s/ Price Waterhouse


      South Bend, Indiana
            June 24, 1994




























CLARK SAVINGS AND INVESTMENT PLAN
Statement of Net Assets Available for Benefits

Net assets available for benefits at December 31,

                                 Fund A                    Fund B                   Fund C                      Total
                            1993        1992          1993       1992         1993         1992           1993         1992
Plan's undivided
interest in the Clark
Equipment Company
Master Trust for
Individual Account
Plans (Notes 3 and 7)    $59,503,886 $54,056,735   $9,310,729 $8,816,525   $25,880,195  $13,890,607   $94,694,810  $76,763,867


Net assets available
for benefits             $59,503,886 $54,056,735   $9,310,729 $8,816,525   $25,880,195  $13,890,607   $94,694,810  $76,763,867





                            The accompanying notes are an integral part of these financial statements.


CLARK SAVINGS AND INVESTMENT PLAN
Statement of Net Assets Available for Benefits

For the years ended December 31,

                                 Fund A                 Fund B                   Fund C                       Total
                             1993        1992        1993      1992         1993        1992             1993       1992
Plan's undivided interest
in investment income
of the Clark Equipment
Company Master Trust for
Individual Account Plans
(Note 7)                  $4,402,780  $4,508,466   $884,065  $683,256   $20,034,509  $(2,300,779)   $25,321,354   $2,890,943


Contributions (Note 4):
  Employee                 2,936,793   3,531,969    626,490   801,548       161,773      164,491      3,725,056    4,498,008
  Employer                                                                1,217,049    1,465,556      1,217,049    1,465,556

                           2,936,793   3,531,969    626,490    801,548    1,378,822    1,630,047      4,942,105    5,963,564


Total additions            7,339,573   8,040,435  1,510,555  1,484,804   21,413,331     (670,732)    30,263,459    8,854,507

Interfund transfers        6,385,306  (4,651,020)   314,043  1,455,680   (6,699,349)   3,195,340          -             -


Distributions to
participants              (8,277,728) (7,213,761)(1,330,394)(1,733,481)  (2,724,394)  (2,501,277)   (12,332,516) (11,448,519)



Net increase (decrease)    5,447,151  (3,824,346)   494,204  1,207,003   11,989,588       23,331     17,930,943  (2,594,012)

Net assets available
for benefits:
Beginning of year         54,056,735  57,881,081  8,816,525  7,609,522   13,890,607   13,867,276     76,763,867  79,357,879

End of year              $59,503,886 $54,056,735 $9,310,729 $8,816,525  $25,880,195  $13,890,607    $94,694,810 $76,763,867


                 The accompanying notes are an integral part of these financial statements.
                                                          6
/TABLE

       CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

1.  Description of the Plan
General...The Clark Savings and Investment Plan (the "Plan"), as amended,is administered by a committee appointed by the Board of Directors of Clark Equipment Company (the "Company") for the benefit of eligible employees.

Participation...All full-time U.S. employees of the Company and its subsidiaries, except employees covered under a separate plan or employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not by its terms specify coverage under the Plan, are eligible to participate in the Plan upon completion of at least one year of service as defined in the Plan.

Contributions...Eligible employees electing to participate in the Plan may make monthly basic contributions of from 1% to 6% of their base pay, as defined by the Plan, and may also make additional monthly contributions of from 1% to 10% of their base pay. Annual employee contributions are subject to limitations imposed by the Internal Revenue Service.

The Company makes monthly contributions to the Plan equivalent to 50% of the amount of the basic contributions made by participating employees.

Vesting...Participants are immediately vested in 100% of all Company contributions.

Participant-directed investment programs...Participating employees must elect to allocate their contributions to either (a) a fixed income fund under a group annuity contract (Fund A), (b) an equity fund which invests in equity securities (Fund B), (c) a Clark Equipment Company common stock fund (Fund C), or (d) any two or all three funds in any combination in 25% increments. There were 1,221 and 1,395 employees participating in the Plan at December 31, 1993 and 1992, respectively. The participant-directed allocation of deposits or contributions by investment fund as of December 31 for each year is as follows:
                  100% to                 25% or more to
           **********************   ***************************
                                    Funds   Funds  Funds  Funds
           Fund A  Fund B  Fund C   A & B   A & C  B & C  A&B&C  Total
   1993      879     68      13      215     25      1      20   1,221
   1992      999     66      34      228     34      6      28   1,395

Borrowings...The Plan allows participants the option of borrowing against their available fund balances (excluding company-matched contributions).

The principal amount of any participant loan, at origination or renewal, shall not be less than $500 and the maximum loan amount shall not exceed the lesser of 50% of the vested portion of the Participant's fund balances or $50,000. The $50,000 maximum loan amount, however, is reduced by the highest outstanding loan balance of the preceding year.

Participants are required to repay loans in monthly installments over the term of the loan. Routine loans have terms ranging from one to five years, while certain conditions such as the purchase of a home occasionally result in loan terms in excess of five years. The interest rate associated with each participant loan is fixed by the Harris Trust and Savings Bank prime rate, as of the effective date of each loan, plus one percentage point. The loan rates were 6.5% and 7% at December 31, 1993 and 1992, respectively.


CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

Distributions...Distributions of participant account balances occur upon termination of employment, retirement, disability or death. Participants have the option to defer the distribution of benefits. However, the participants are prohibited from making contributions during the deferral period.

Federal Income Tax Status...The plan administrator was advised by the Internal Revenue Service on September 28, 1992 that the Plan as amended through November 26, 1991 constitutes a qualified plan under the appropriate sections of the Internal Revenue Code (IRC),and is therefore not subject to Federal Income Tax. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan Termination...Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


2. Accounting Policies

   Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

   Investments

Investments in equity securities are stated at quoted market value. Investments in group annuity contracts are stated at contract value. Net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits. Realized gains or losses on sales of investments are recorded as the difference between proceeds received and cost. Cost is determined on the average cost method. Purchases of investments are recorded on the settlement date.

   Expenses

The majority of all Plan expenses is paid by the Plan's administrator, Clark Equipment Company. A portion of the expenses associated with the Metropolitan Life Insurance Company group annuity contract, however, is paid directly by participants of the Plan in the form of reduced fixed income earnings.

3. Investment Valuation

   Fund A

The primary asset of this fund is a group annuity contract held by The Metropolitan Life Insurance Company and is carried at contract value (represented by deposits received and interest credited, reduced by funds transferred and funds disbursed to participants). Interest rates credited to the fund were 8.00% in 1993 and 8.15% in 1992.

CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

   Fund B

   The primary assets of Fund B were invested as follows:
                                                          Market
                                               Cost       value
   Description                   Units      per unit       per unit

   Harris Bank Collective
   Investment Funds - Index Fund:

   1993                           9,175        $610.58    $949.75
   1992                           9,422        $559.82    $863.31


   Fund C

   The primary assets of Fund C were invested as follows:

                                                          Market
                                               Cost       value
   Description                    Shares     per unit    per unit

   Clark Equipment Company
   Common Stock:

   1993                           492,586      $26.25     $52.38
   1992                           701,551      $26.25     $19.50



4. Employer and Employee Contributions

Employer contributions to the Plan represent 50% of participants' basic contributions and are invested in Fund C.

5. Sale of Clark Material Handling Company

On July 31, 1992, the Company sold its lift truck operation, Clark Material Handling Company (CMHC). Approximately $6.2 million of distributions were made to CMHC participants during the 1992 plan year.


CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

6. Subsequent Events

Effective January 1, 1994, the investment options of the Plan were expanded. Funds A and C remain essentially unchanged, while Fund B is replaced with three funds new to the Plan. The three additional funds are the Putnam Vista Fund, the Putnam S&P 500 Index Fund, and The George Putnam Fund of Boston. Effective July 1, 1994, the Putnam Global Growth Fund will be added to the Plan.

Effective January 1, 1994, employer contributions are invested in the same funds and in the proportions as the participant contributions. Starting in January, 1994, participants may transfer up to 15% per month of their December 31, 1993, investment in Fund C to other funds of the Plan. Starting in May, 1994, participants may transfer 15% of their Fund C holdings in the first half of each month and another 15% in the second half of each month.

Also effective January 1, 1994, participants may allocate their accounts between the funds in 5% increments and may change these allocations on a daily basis.

7. Investment in Master Trust

The undesignated assets of three of the Company's separate pension plans (Clark Savings and Investment Plan, Melroe Savings and Investment Plan and Chicago Midwest Savings and Investment Plan) are included in the Clark Equipment Company Master Trust for Individual Account Plans. The Trustee maintains separate accounting of all contributions, distributions and income and expenses received by the Trust. Each pension plan has an undivided interestin the assets of the Trust.

On the following pages is a summary of the master trust financial information.

CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Note 7 continued)

Net Assets Available for Benefits at December 31,

                              Fund A                 Fund B                   Fund C                  Total
                          1993       1992       1993        1992         1993         1992        1993        1992
Assets
Cash                     $     1     $3,672    $131,782    $247,852     $171,851    $224,504    $303,634    $476,028

Harris Bank
Collective Investment
Funds - Index Fund,
at market (cost
$5,965,173 and
$5,440,848)                                   9,103,396   8,308,511                            9,103,396   8,308,511
Metropolitan Life
Insurance Company
under a group annuity
contract, at contract
value                 58,406,186 52,303,510                                                   58,406,186  52,303,510
Clark Equipment
Company-Common
Stock, at market
(cost $13,714,785
and $18,828,362)                                                     27,308,954   14,037,368  27,308,954  14,037,368
Transfer receivable
 (payable)                 8,300                                         (8,300)
Employee loans
receivable             2,976,670  2,889,671     511,857    506,599       92,964      174,286    3,581,491   3,570,556

  Total assets        61,391,157 55,196,853   9,747,035  9,062,962   27,565,469   14,436,158   98,703,661  78,695,973

Liabilities
Distributions payable               264,386                 57,399                    55,813                  377,598
Due to broker                                                           171,508      130,295      171,508     130,295

  Total liabilities                 264,386                 57,399      171,508      186,108      171,508     507,893

Net assets available
for benefits        $61,391,157 $54,932,467  $9,747,035 $9,005,563  $27,393,961  $14,250,050  $98,532,153 $78,188,080

                                                                                          11


CLARK SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Note 7 continued)

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31,
                               Fund A                   Fund B                   Fund C                  Total
                          1993        1992        1993        1992         1993         1992        1993        1992
Additions to net assets
 attributed to:
Interest               $4,290,740  $4,284,559   $ 2,302     $ 2,881      $ 3,333      $ 5,597   $4,296,375   $4,293,037
Employee loan interest    230,525     261,971    39,478      42,001       13,275       13,491      283,278      317,463
Collective investment
 fund income                                    256,298     251,883                                256,298      251,883
Other, primarily realized
 gains (losses)            (3,165)      (939)   342,625     378,943    2,417,097     (101,618)   2,756,557      276,386

                        4,518,100   4,545,591   640,703     675,708    2,433,705      (82,530)   7,592,508    5,138,769

Unrealized appreciation
 (depreciation):
Balance, beginning of year                    2,867,664   2,848,356   (4,790,994)   (2,517,943) (1,923,330)     330,413
Balance, end of year                          3,138,223   2,867,664   13,594,169    (4,790,994) 16,732,392   (1,923,330)

Change for year                                 270,559      19,308   18,385,163    (2,273,051) 18,655,722   (2,253,743)

Contributions:
Employee                3,719,123  4,134,512    849,485     968,406      181,063       182,389   4,749,671    5,285,307
Employer                  109,159    112,383                           1,593,517     1,776,430   1,702,676    1,888,813

  Total additions       3,828,282  4,246,895    849,485     968,406    1,774,580     1,958,819   6,452,347    7,174,120

Deductions from net
assets attributed to:
Distributions to
employees              (8,293,553) (7,220,439)(1,333,087) (1,733,497) (2,729,864)   (2,503,343)(12,356,504) (11,457,279)
Interfund transfers     6,405,861  (4,656,203)   313,812   1,450,388  (6,719,673)    3,205,815

  Total deductions     (1,887,692)(11,876,642)(1,019,275)   (283,109) (9,449,537)      702,472 (12,356,504) (11,457,279)

Net increase (decrease) 6,458,690  (3,084,156)    741,472  1,380,313   13,143,911      305,710  20,344,073   (1,398,133)
Net assets available for benefits:
 Beginning of year     54,932,467  58,016,623   9,005,563  7,625,250   14,250,050   13,944,340  78,188,080   79,586,213

 End of year          $61,391,157 $54,932,467  $9,747,035 $9,005,563  $27,393,961  $14,250,050 $98,532,153  $78,188,080

                                                                                         12
/TABLE

                                EXHIBIT INDEX




Exhibit       Description                   Page at Which Filed

 (24)    Consent of Price Waterhouse                   14

                                                                  Exhibit (24)


Price Waterhouse   202 South Michigan Street     Telephone 219 233 8261
                   P.O. Box 47
                   South Bend, IN 46624






                      Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-28226, 2-99369, 2-77136, and 2-61096) of
our report dated June 24, 1994, which report is included in the Financial Statements for the Clark Savings and Investment Plan for the year ended December 31, 1993, which are filed along with the Form 11-K to which this consent is attached as an exhibit.



/s/ Price Waterhouse

Price Waterhouse
South Bend, Indiana
June 28, 1994













































                                            14